Equity Residential Two N. Riverside Plaza Suite 400 Chicago, IL 60606 312/928-1172 312/474-1300 bstrohm@eqrworld.com EquityApartments.com

December 9, 2009

VIA EDGAR AND TELECOPIER

Securities and Exchange Commission

Division of Corporation Finance

Office of Merger and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Peggy Kim, Esq. Special Counsel Office of Mergers and Acquisitions Division of Corporation Finance

	Re:	ERP Operating Limited Partnership Schedule TO-I filed December 2, 2009 SEC File No. 5-50249

Dear Ms. Kim:

In connection to the Securities and Exchange Commission (the “Commission”) comments regarding the ERP Operating Limited Partnership (“ERP”) Schedule TO-I filed December 2, 2009 (the “filings”) we hereby acknowledge that:

•	ERP is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	ERP may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Bruce C. Strohm
Bruce C. Strohm
Executive Vice President and Counsel

cc:	Edward D. Ricchiuto, Esq.

Sidley Austin LLP

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